May 1, 2007

Mr. Edward C. Levine
c/o PrimeCare Systems, Inc.
56 Harrison Street, Suite, No. 501
New Rochelle, New York 10801

Re: PrimeCare Systems, Inc.
**   Amendment No. 2 to Registration Statement on Form SB-2**
**   File No. 333-137702**

Dear Mr. Levine:

We have reviewed your amended filing and response letter filed April 4, 2007 and have the following comments.

Amendment No. 2 to Registration Statement on Form SB-2

1.   Please see our prior comments in our letters dated October 27, 2006 and February 7, 2007 regarding the distribution. We are continuing to try to understand your facts, which we understand are as follows:

- On December 19, 2005, OCG Technology, Inc. (now UraniumCore) entered into a Purchase Agreement with Bobby Vavithis that was conditioned upon the distribution by OCG Technology of all of its PrimeCare shares to its stockholders as of December 30, 2005. OCG Technology then entered into a Distribution Agreement with PrimeCare in which OCG Technology agreed to distribute its shares with Registrar and Transfer Company, a transfer company registered with the SEC, with the effective date of the dividend being the same as the record date. According to the Distribution Agreement, the Distribution/Plan of Distribution was subject to conditions, including the filing and effectiveness of a registration statement. First, you filed a Form 10-SB, which was withdrawn; you then filed this Form SB-2 to register the distribution of the shares, which is the subject of the current review.

- Until the current amendment, your disclosure stated that you had in fact distributed the shares to Registrar and Transfer Company. You now state, however, that you were advised that Registrar and Transfer Company is "legally prohibited from acting as an escrow agent and from holding the securities for distribution" and you chose Jeffrey

Nelson, Secretary of the Company, to act as your escrow agent. (See response to comment 5 of our letter dated February 7, 2007.)

As evident from our prior comments, we are trying to determine whether the "sale" has already occurred. As part of our determination, we are trying to understand each step taken so far in your distribution and each step proposed to be taken in the future. In this regard, please address the following:

- Whether OCG deposited shares to Registrar and Transfer Company as suggested by your prior filing disclosure;

- Whom you consider to be the legal and beneficial owners of these securities;

- When you were advised that Registrar and Transfer Company was "legally prohibited from acting as an escrow agent and from holding the securities for distribution" and the basis for this conclusion;

- If Registrar and Transfer Company held the securities at some point, when and how they were transferred;

- If Registrar and Transfer Company never held the securities, why prior filing disclosure suggested that they did and when the decision was made to appoint Mr. Nelson as escrow agent;

- What Mr. Nelson has been doing with respect to the PrimeCare shares; and

- What role Registrar and Transfer Company will now play in the distribution. Your response to prior comment 5 of our letter dated February 7, 2007 states that this company will only be acting as a transfer agent, yet we see several references in your registration statement that still suggest that the Registrar and Transfer Company will act (or continue to act) as an escrow agent. See, for example, your cover page disclosure which states that the dividend will be "distributed" by Registrar and Transfer Company and summary which identifies your "distribution agent" as Registrar and Transfer Company. Please advise or revise.

Prospectus Cover Page

2.   We reissue comment 6 of our letter dated October 27, 2006 and comment 8 of our letter dated February 7, 2007. We note your disclosure that you contemplate the distribution to occur within 30 days of effectiveness. In this regard, please include a place marker for the specific date.

Prospectus Summary

3.   Please see prior comment 9 of our letter dated October 27, 2006 and prior comment 10 of our letter dated February 7, 2007. We note your revised disclosure, however, we continue to believe that you should include discussion here or elsewhere as appropriate that the transaction between OCG and Mr. Vavithis was not the first instance in which PrimeCare was intended to be spun off.

Risk Factors

We have sustained operating losses in year of existence…

4.   Please update the financial information throughout your document as appropriate. We note, for example, that six-month data has not been provided in risk factors, dilution, capitalization (see lead-in sentence), and management's discussion and analysis.

5.   Please add a risk factor addressing the material risks associated with having a related party escrow agent.

Management's Discussion and Analysis

6.   Please address any known material commitments such as the costs associated with the Distribution and publicly reporting. Please see Item 303(b)(1)(iii) of Regulation S-B.

Share Purchase Agreement and Distribution Agreement

7.   Please see prior comment 18 of our letter dated February 7, 2007. We are unable to locate exhibits relating to the Series A preferred stock. Please advise.

8.   Please see prior comment 44 of our letter dated October 27, 2006 and prior comment 19 of our letter dated February 7, 2007. We understand that Jeffersonian was the "broker" who brought the parties together and assisted in the negotiation of the Share Purchase Agreement. According to Section 4.10 of the Share Purchase Agreement, Jeffersonian received a finder's fee of 776 shares of OCG's Series F Preferred Stock together with a $175,000 cash payment in connection with payment of its finder's fee. We are trying to understand who Jeffersonian is and why we are unable to locate any Commission records relating to Jeffersonian if in fact it is a registered broker-dealer. Please advise. Did OCG or Mr. Vavithis enter into any separate agreements with Jeffersonian?

Financial Statements

Report of Independent Public Accounting Firm

9.   We note that the report of Michael T. Studer, CPA, P.C. has been revised to reference the
        restatement discussed in Note 11 but that the report is dual-dated for only Note 7. Please
        obtain a report that meets the requirements of paragraph 5 of AU Section 530. That is, the
        report should be dual dated for both Notes 7 and 11 or the date of the report should
        reflect the date of the restatement.

Note 1 – Summary of Significant Accounting Policies

10.   We note your response to prior comment numbers 29 and 30 of our letter dated February
        7, 2007. As previously requested, explain the reason for the difference between the net
        loss of $213,125 you have reported for the year ended June 30, 2005 and the net loss of
        $662,125 attribute to PrimeCare and reported by the former parent, Uraniumcore
        Company (formerly OCG Technology, Inc and Subsidiaries). In general, the staff would
        expect to see consistency in the accounting between the two entities. That is, it is unclear
        why the financial statements of your former parent classify all revenue and expenses for
        the year ended June 30, 2005 as being related to the discontinued operations of
        PrimeCare when the financial statements of PrimeCare do not reflect the same
        accounting.

11.   Refer to the tabular presentation contained in your response to comments 29 and 30 of
        our February 7, 2007 letter and tell us the following:

        •   Explain how you determined that OCG earned consulting fees in the
            amount of $8,250 when it appears from your filings, and those of OCG,
            that OCG had no revenue sources other than those arising from
            PrimeCare. We also note that the $8,250 in OCG consulting fees seem to
            correspond to the $8,245 reported by PrimeCare as sales commissions in
            the year ended June 30, 2005. Please confirm the nature of this revenue
            and the entity to which it relates.

        •   With regard to the $216,357 in interest expense, the $142,830 write-off of
            stock subscription receivable, and the $41,300 loss on sale of marketable
            securities, please explain your basis for attributing these expenses solely
            to OCG. We understand that transactions connected to the issuance of
            equity shares in OCG may not be directly related to PrimeCare. We also
            understand that PrimeCare may not have been a party to any investment or
            borrowing transactions entered into by OCG. Nonetheless, in order to
            fund the operations of PrimeCare, OCG primarily relied on proceeds from
            loans, sales of its equity interests and sales of investments in other entities.

> In reaching your conclusion that expenses related to these transactions are attributable only to OCG, tell us what consideration you have given to the inability of PrimeCare to generate cash flows sufficient to support its operations, such that OCG funding, through the sale of equity interest and investments, was required to support the PrimeCare subsidiary.

12.   We note that you have revised Note 1 to reflect pro forma net losses "had such expenses prior to the spin-off been incurred by PrimeCare." Explain the nature of these expenses, the method by which they were allocated and how you determined that such allocation is reasonable. We continue to believe that expenses applicable to the subsidiary PrimeCare should be reflected in your historical financial statements. Explain how your pro forma presentation is appropriate, including your consideration of the Interpretive Response to Question 2 of SAB 1.B.1.

Note 4 – Software License Agreement and Deferred Income

13.   We note from your response to prior comment number 31 of our letter dated February 7, 2007 that "in order for Telemédica to do the translations, the Company was required to develop special software to enable the conversion to Spanish." You indicate that you "were not willing to underwrite this cost [and] requested $60,000 for [y]our part of the translations before [you] would grant Telemédica the distribution license." Tell us when you began developing the "special software to enable the conversion to Spanish," the total costs incurred in each reporting period for this development work and whether you capitalized these amounts under SFAS 86 or expensed them in the period, and in what amounts. Tell us how you determined that the provisions of paragraph 73 of SOP 97-2 were not applicable to the development costs capitalized for the "special software."

14.   We are considering your response to prior comment number 31 of our letter dated February 7, 2007. Explain how you considered each of the scenarios set forth in AICPA Technical Practice Aid 5100.76 in determining that your revenue recognition model complies with SOP 97-2.

Note 7 – Warrants

15.   We are considering your response to prior comment number 32 of our letter dated February 7, 2007. As previously requested, identify the authoritative accounting or valuation literature that supports both your calculation of fair value and your selection of the measurement date. Your explanation should include a discussion of the substance of the distribution, that is, what appears to be the transfer of all assets and liabilities of OCG to PrimeCare. As we previously noted, the operations of PrimeCare represented essentially all of the operations of OCG. That is, absent the PrimeCare subsidiary, OCG appears to have been the equivalent of a non-operating shell. Since all of the assets, liabilities and operations that had been reflected in the value of an OCG share were

transferred to PrimeCare, tell us how you determined that the valuation of a PrimeCare share would not more closely approximate the value of an OCG share prior to the spin-off of PrimeCare.

Changes in Registrant's Certifying Account[ant]

16.   We note your response to prior comment number 27 of our letter dated February 7, 2007. You have not complied with all of the requests in our prior comment. Specifically, the references to various provisions of Item 304 of Regulation S-K within this section must be revised to reference the appropriate provisions of Regulation S-B or removed if not applicable.

Consents of Independent Registered Public Accounting Firm

17.   With regard to the consent of Michael T. Studer, CPA, P.C., amend your filing to refer to the current applicable amendment that the exhibit is filed under.

Item 26. Recent Sales of Unregistered Securities

18.   Please see prior comment 34 of our letter dated February 7, 2007. As previously requested, with respect to each transaction you disclose, please specify whether the investors who purchased your unregistered securities were either sophisticated with access to information about the company or accredited.

Exhibit 5.1

19.   Your opinion of counsel is "solely addressed" to Mr. Levine. Please revise your legality opinion to eliminate this disclaimer since investors should be entitled to rely upon your opinion.

Signatures

20.   Your signature page has not been updated since your first amendment. Please revise.

*   *   *   *

Mr. Edward C. Levine
PrimeCare Systems, Inc.
May 1, 2007
Page 7

You may contact Jason Niethamer at (202) 551- 3855 or Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Wynne B. Stern, Jr. Esq.
        56 Harrison Street, Suite No. 501
        New Rochelle, New York 10801
        Telephone: (914) 320-9764
        Facsimile: (561) 451-1850